UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
16 April 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dynavax Technologies Corporation

File No. 1-34207 -- CF# 36042

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Dynavax Technologies Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 8, 2018.

Based on representations by Dynavax Technologies Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.30	through March 7, 2019
Exhibit 10.31	through March 7, 2019
Exhibit 10.32	through March 7, 2019
Exhibit 10.33	through March 7, 2023
Exhibit 10.34	through November 2, 2019
Exhibit 10.35	through October 1, 2020
Exhibit 10.36	through July 27, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary